SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T107

(CINS Number)

Joel M. Frank

OZ Management LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 2 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP(1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,396
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,396
11.	Aggregate amount beneficially owned by each reporting person 4,396
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.01%
14.	Type of reporting person (see instructions) IA

(1)	The information reported on this Cover Page assumes the exercise by the Reporting Person of 359,303 warrants that are owned by the Reporting Person and are exercisable for common stock of the reorganized Issuer using the cashless exercise feature described in the Issuer’s current report on Form 8-K filed on July 15, 2014 (the “Issuer’s July 15, 2014 Form 8-K”). The Reporting Person’s calculation of beneficial ownership is based upon the July 16, 2014 closing price of $21.25 per share of common stock.

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 3 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation(1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,396
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,396
11.	Aggregate amount beneficially owned by each reporting person 4,396
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.01%
14.	Type of reporting person (see instructions) CO

(1)	The information reported on this Cover Page assumes the exercise by the Reporting Person of 359,303 warrants that are owned by the Reporting Person and are exercisable for common stock of the reorganized Issuer using the cashless exercise feature described in the Issuer’s current report on Form 8-K filed on July 15, 2014 (the “Issuer’s July 15, 2014 Form 8-K”). The Reporting Person’s calculation of beneficial ownership is based upon the July 16, 2014 closing price of $21.25 per share of common stock.

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 4 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC(1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,396
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,396
11.	Aggregate amount beneficially owned by each reporting person 4,396
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.01%
14.	Type of reporting person (see instructions) OO

(1)	The information reported on this Cover Page assumes the exercise by the Reporting Person of 359,303 warrants that are owned by the Reporting Person and are exercisable for common stock of the reorganized Issuer using the cashless exercise feature described in the Issuer’s current report on Form 8-K filed on July 15, 2014 (the “Issuer’s July 15, 2014 Form 8-K”). The Reporting Person’s calculation of beneficial ownership is based upon the July 16, 2014 closing price of $21.25 per share of common stock.

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 5 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och(1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,396
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,396
11.	Aggregate amount beneficially owned by each reporting person 4,396
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.01%
14.	Type of reporting person (see instructions) IN

(1)	The information reported on this Cover Page assumes the exercise by the Reporting Person of 359,303 warrants that are owned by the Reporting Person and are exercisable for common stock of the reorganized Issuer using the cashless exercise feature described in the Issuer’s current report on Form 8-K filed on July 15, 2014 (the “Issuer’s July 15, 2014 Form 8-K”). The Reporting Person’s calculation of beneficial ownership is based upon the July 16, 2014 closing price of $21.25 per share of common stock.

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value (the “Original Common Stock”), of Genco Shipping & Trading Limited (the “Issuer”) and, in the manner set forth below, amends and further supplements the Schedule 13D filed by the Reporting Persons on April 14, 2014 (the “Initial Schedule 13D”), as amended by the Reporting Persons by Amendment No. 1 filed on April 24, 2014 (the Initial Schedule 13D as so amended, the “Statement”). The Reporting Persons are filing this Schedule 13D to report that on July 9, 2014 (the “Effective Date”), each share of Original Common Stock was cancelled in exchange for approximately .0886 7-year warrants (the “Warrants”). Each Warrant is exercisable for one share of common stock of the reorganized Issuer at a cashless strike price of $20.99 per share (subject to certain anti-dilution protections). The Issuer’s July 15, 2014 Form 8-K described the exact mechanism of the cashless exercise feature which holders of the Warrants must use in order to obtain shares of the reorganized Issuer. As a result of the aforementioned cancellation and exchange, the Reporting Persons no longer own 5% or more of the Original Common Stock and are filing this Schedule 13D as an exit filing. Except as expressly set forth herein, there have been no changes to the Statement. The principal executive office of the Issuer is located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

In connection with the bankruptcy of the Issuer and its subsidiaries (collectively, the “Debtors”), as described in the Issuer’s current report on Form 8-K filed on July 7, 2014 (the “Issuer’s July 7, 2014 Form 8-K”), and pursuant to the First Amended Prepackaged Plan of Reorganization of the Debtors pursuant to Chapter 11 of the Bankruptcy Code, confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on July 2, 2014 (the “Plan”), as of the Effective Date, the Reporting Persons received approximately .0886 Warrants for each share of Original Common Stock held by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated as follows:

As a result of the cancellation of the Issuer’s Original Common Stock pursuant to the Plan, the Reporting Persons no longer beneficially own 5% or more of the Issuer’s Original Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)	The aggregate number and percentage of shares of common stock of the reorganized Issuer (the “Shares”) reported to be beneficially owned via Warrants by the Reporting Persons in this Schedule 13D is 4,396. This number constitutes approximately 0.01% of the Shares outstanding, based upon (i) a cashless exercise of the Warrants at a closing price as of July 16, 2014 of $21.25 per Share and (ii) 61,700,000 Shares outstanding as of the Effective Date, as reflected in the Issuer’s July 7, 2014 Form 8-K.

As of the date of this filing:

(i) OZ, OZHC, OZM and Mr. Och may be deemed beneficially to own 4,396 Shares, constituting approximately 0.01% of the Shares outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) OZ, OZHC, OZM and Mr. Och have shared voting and dispositive power over the 4,396 Shares reported herein.

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 7 of 8 Pages

(ii) OZM, as the sole shareholder of OZHC, may be deemed to control voting and dispositive power over the 4,396 Shares reported herein.

(iii) Mr. Och, as Chief Executive Officer and Executive Managing Director of OZM, may be deemed to control voting and dispositive power over the 4,396 Shares reported herein.

(c)	There have been no transactions in the securities of the Issuer or the recorganized Issuer since the date of the Reporting Persons’ Statement effected by the Accounts for which the Reporting Persons have management and discretionary authority.

(d)	No person other than the Accounts of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Schedule 13D	Page 8 of 8 Pages
CINS No. Y2685T107

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 17, 2014

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och